UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On February 22, 2021 MMTec, Inc., (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) in connection with a registered direct offering of 4,300,000 of the Company’s common shares (the “Shares”), at a purchase price of $3.70 per share. The Company sold the common shares for aggregate gross proceeds of approximately $15.9 million (the “Offering”). The closing of the sales of these securities under the Purchase Agreement will take place on or about February 24, 2021.

The net proceeds from the transactions will be approximately $14.59 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

Pursuant to the terms of the Purchase Agreement and subject to certain exceptions, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or common share equivalents or file any registration statement or any amendment or supplement, other than the prospectus supplement relating to this Offering until 90 days after the closing date, subject to certain exempted issuances. The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the transaction, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

On February 21, 2021, the Company entered into an Engagement Agreement (the “Engagement Agreement”) with A.G.P./Alliance Global Partners, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as placement agent on a bestefforts basis in connection with the above offering and placement. The Company has agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds from the sale of the Shares in this offering. The Company also agreed to reimburse the Placement Agent up 1% of the gross proceeds raised in the Offering for the non-accountable expenses.

A copy of the form Purchase Agreement and the Engagement Agreement are attached hereto as Exhibits 10.2, and 10.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of such instruments are subject to, and qualified in their entirety by, such documents.

On February 22, 2021, the Company issued a press release announcing the offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This offering is being made pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-239731), as amended, which became effective on July 21, 2020, and a related prospectus supplement dated February 21, 2021 in connection with the Offering.

Exhibit	Description
5.1	Opinion of Ogier.
10.1	Form of Purchase Agreement.
10.2	Engagement Agreement.
99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: February 22, 2021

2